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                              November 30, 2023

       Mingfei Liu
       Chief Operating Officer
       U-BX Technology Ltd.
       Zhongguan Science and Technology Park
       No. 1 Linkong Er Road, Shunyi District, Beijing
       People   s Republic of China

                                                        Re: U-BX Technology
Ltd.
                                                            Amendment No. 15 to
Registration Statement on Form F-1
                                                            Filed November 17,
2023
                                                            File No. 333-262412

       Dear Mingfei Liu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 15 to Registration Statement on Form F-1

       Risk Factors
       We may fail to protect our intellectual properties, page 48

   1. We note that you have removed references to China in this risk factor and removed the statement that you "may
not be able to effectively protect our intellectual property rights or to enforce our
contractual rights in China." Please explain to us the bases for making these revisions.
       Dilution, page 63

   2. We note the table that summarizes, on a pro forma as adjusted basis as of June 30, 2023, the differences between
existing shareholders and the new investors with respect to the number of ordinary
shares purchased from you, the total consideration paid and the average price per
ordinary share before deducting the estimated commissions to the
 Mingfei Liu
U-BX Technology Ltd.
November 30, 2023
Page 2
      Underwriter and the estimated offering expenses payable by you. Explain why 2,000,000 ordinary shares attributable to new investors results in total consideration of $15.0 million using a $5.00 average ordinary price per share. Update the table to reflect the sale of
      1,000,000 ordinary shares in October 2023 at the purchase price of $5.00 per share and a total purchase price of $5,000,000.
        Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Matthew Derby at 202-551-3334
with any other questions.



                                                             Sincerely,
FirstName LastNameMingfei Liu
                                                             Division of
Corporation Finance
Comapany NameU-BX Technology Ltd.
                                                             Office of
Technology
November 30, 2023 Page 2
cc:       William S. Rosenstadt
FirstName LastName